February 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Ms. Anne Nguyen Parker, Branch Chief

Re:	Hugoton Royalty Trust
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 23, 2010
File No. 001-10476

Dear Ms. Parker:

The following is our response to your above-referenced comment letter, dated January 26, 2011.  Your comment and our response thereto are set forth below.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1.
We note your response to comment 1 in our letter dated November 8, 2010.  In particular, we note that your rights with respect to the net proceeds attributable to the underlying interests are set forth in the conveyance documents and not in the sales contracts in which the operator is a party.  While we understand that your net overriding royalty interests are not borne out of the sales contracts, it is not clear to us how you do not hold a beneficial interest in such contracts as you are receiving the net proceeds attributable to the underlying assets vis-à-vis such contracts.  Please provide further analysis as to how you do not hold a beneficial interest in the sales contracts.  In addition, please disclose the material terms of the contracts with customers such as Timberland Gathering & Processing Company, Inc. and Ringwood Gathering Company.

Response:

We do not believe the Trust holds a beneficial interest in the sales contracts.  We also do not believe it is necessary to file the sales contracts as exhibits to the Trust's reports in order to provide investors with the material terms of such contracts.  We discuss each of these positions in more detail below.

United States Securities and Exchange Commission
February 8, 2011

Beneficial Interest Analysis.

Under the terms of the Conveyances between XTO and the Trust, the Trust is paid an 80% net profits interest.  A net profits interest is a share of gross production from a property measured by net profits from the operation of the property. Usually it is a share of the working interest, created by grant (a carved out interest) or reservation (a reserved interest), and, under at least some circumstances, it is an economic interest in oil and gas for purposes of the federal income tax law. Under this arrangement the operator pays all costs of exploration and development and, after satisfying such costs from the proceeds of production, shares the profits on an agreed basis with the owner of the net profits interest.  T-Vestco Litt-Vada v. Lu-Cal One Oil Co., 651 S.W.2d 284 (Tex. App.--Austin 1983, writ ref’d n.r.e.).  The rights of the owner of a net profit interest are not fully defined until the revenues are collected and the expenses are paid, after which the net profits can be determined.

The method of calculation of the net profit interest and the rights of the parties are determined by their agreement.  The Conveyances from XTO to the Trust define these rights. Regarding the sale of the natural gas, Section 2.01 of each of the Conveyances reserves the right to market the gas exclusively to XTO.  Section 2.01 states that "[the Trust] shall have no authority to market the Subject Hydrocarbons or to take in-kind any Subject Hydrocarbons."  XTO has the right to continue to market the gas under existing contracts, new contracts, or contracts with affiliates.  Section 2.03 specifically states that it is not necessary for the Trust to join in any sales contract, and the proceeds from the sale of the natural gas is to be paid "directly to [XTO] without necessity of joinder by or consent of [the Trust]."

Under Section 10.06 of each of the Conveyances, Texas law governs the interpretation of the Conveyances.  Texas law does not favor third-party beneficiary agreements.  A third party may recover on a contract made between other parties only if the parties intended to secure some benefit to that third party, and only if the contracting parties entered into the contract directly for the third party's benefit.  A court will not create a third-party beneficiary contract by implication.  The intention to contract or confer a direct benefit to a third party must be clear from the language of the contract itself or enforcement by the third party must be denied.  Consequently, a presumption exists that parties contracted for themselves unless it clearly appears that they intended a third party to benefit from the contract.  There is a presumption against, not in favor of, third-party beneficiary agreements.  MCI Telecommunciations Corp. v. Texas Utilities Electric Co., 995 S.W.2d 647, 651-52 (Tex. 1999).

The sales contracts do not reference the Trust, and the Conveyances do not express intent for the Trust to be a third party beneficiary of the sales contracts.

In an analogous case, Transamerican Natural Gas Corp. v. Finkelstein, 933 S.W.2d 591 (Tex. App.--San Antonio, writ denied), an overriding royalty owner sought to recover proceeds paid under the terms of a natural gas sales contract entered into by the lessee and the purchaser of the natural gas.  The court held that the overriding royalty owner had no rights to recover under the terms of the natural gas sales contract.  The court, in discussing a prior decision regarding the rights of a royalty owner to proceeds under a gas sales contract, stated that the lessee's obligations to the overriding royalty owner were determined by the agreement between the royalty owner and the lessee and were "wholly independent of the gas purchase contracts. . . The royalties are fixed and unaffected by the gas contracts. . . Furthermore, in basic contract terms, there is no privity between the lessor and the purchaser who contracts with the lessee."   Id. at 598.

United States Securities and Exchange Commission
February 8, 2011

The overriding royalty interest in Transamerican is similar to the net profit interest granted to the Trust.  Both interests are carved out of the lessee's working interest, and the court held that the overriding royalty had no rights in the natural gas sales contract to which it was not a party.  We believe that a court following Transamerican would find that the Trust has no rights to recover under the terms of the natural gas sales contracts entered into between XTO and the purchaser of the natural gas.

Based on the above analysis, we believe the Trust would not be a third party beneficiary of the sales contracts under applicable law, and therefore does not have a beneficial interest in such contracts.

Material Terms of Sales Contracts.

The net profits interest of the Trust was conveyed predominantly from natural gas producing working interest properties in Kansas, Oklahoma and Wyoming.  The production is from three areas, the Hugoton area, the Anadarko Basin, and the Green River Basin.

In the Hugoton region, under which the Trust produced 29% of its daily underlying gas production in 2010, XTO delivers and sells most of the natural gas to a gathering and processing system owned by a subsidiary under the terms of a contract that was entered into in March 1996, predating the existence of the Trust.  Under the terms of the contract, the subsidiary pays for 80% of the total dollars received for the residue gas sold by the subsidiary at the tailgate of the plant, which amount paid is adjusted for the BTU content of the natural gas.  No specific price is mentioned in the contract, and the terms of the sale of the natural gas by the subsidiary are not stated.  Thus a review of the contract would not reveal any information not already stated in the SEC filings of the Trust.  Additionally, natural gas is sold by XTO to its subsidiary under similar contracts for some other wells, the only significant difference being that the percentage paid may range up to 85%.  A small portion of the natural gas from the Hugoton area is sold under a third party contract, under which XTO receives 74.5% of the net proceeds received from the sale of the residue gas and liquids.

In the Anadarko Basin, under which the Trust produced 44% of its daily underlying gas production in 2010, XTO delivers and sells most of the natural gas to a gathering system operated by a subsidiary and a third-party processor.  The subsidiary gathers and transports the gas to the third-party processor, which processes the gas and pays XTO for at least 50% of the liquids processed.  After the gas is processed, the gathering subsidiary transports the gas to a connection with an interstate pipeline, where it is sold to the marketing subsidiary of XTO based upon a weighted average sales price, less a compression and gathering fee of approximately $0.31 per Mcf of residue gas (which gathering fee was previously approved by the Federal Energy Regulatory Commission when the gathering subsidiary was regulated).  Most of this natural gas is sold under numerous different contracts entered into by various producers in the 1960’s and 1970’s.  No specific price is stated for the liquids processed, it being a weighted average sales price.  Regarding the sale of the residue gas, the price stated varies based upon the date of the contract (for example, one contract states the price to be currently paid is $0.14 cents per Mcf), but subsequent amendments changed the price to a weighted average sales price.  Neither the base contracts nor the amendment refer to the Trust.  Thus the terms of the base contracts no longer reflect the price that the natural gas is sold for, and no price is stated in the contracts or the amendments, since the price is determined by an average of posted prices that vary from month to month.  Further, a review of the contracts would not reveal any information not already stated in the SEC filings of the Trust.

United States Securities and Exchange Commission
February 8, 2011

In the Green River Basin, under which the Trust produced 27% of its daily underlying gas production in 2010, the gas is transported and sold under various marketing arrangements.  Under the agreement covering approximately 70% of the gas sold, the gas is transported by XTO to a processing plant owned by a third party to be processed, and then is transported and sold directly to markets based upon a spot sales price.  No specific price is mentioned in the contract under which the gas is sold.  Thus a review of the contract would not reveal any information not already stated in the SEC filings of the Trust.

Under the terms of the Conveyances, XTO was specifically given the right to market the gas under existing sales contracts.  XTO was also given the right to amend those contracts and enter into new contracts in the future and on the terms XTO “shall deem proper in [XTO]’s sole and absolute discretion, which may include sales to Affiliates . . . .”  The only restriction placed on the terms of the sales contracts was that if a new sales contract was entered into with an affiliate of XTO, the affiliate may charge XTO a fee that may not exceed 2% of the sales price of the oil and natural gas received from unaffiliated parties.

In response to your comment, we will include the following expanded disclosure of the marketing arrangements described above in our future Form 10-K filings:

XTO Energy delivers most of its Hugoton gas production to a gathering and processing system owned by a subsidiary.  Most of the gas is sold under the terms of a contract that was entered into in March 1996, predating the existence of the trust. This system collects the majority of its throughput from underlying properties, which, in recent months, has been approximately 13,000 Mcf per day. The gathering subsidiary purchases the gas from XTO Energy at the wellhead, gathers and transports the gas to its plant, and treats and processes the gas at the plant. The gathering subsidiary pays XTO Energy for wellhead volumes at a price of 80% to 85% of the net residue price received by XTO Energy’s marketing affiliate, which amount is adjusted for the BTU content of the gas. This affiliate currently sells the residue to a pipeline at a price based on a monthly pipeline index less actual third party fees.  Other Hugoton gas production is sold under a third party contract. Under the contract, XTO Energy receives 74.5% of the net proceeds received from the sale of the residue gas and liquids.

United States Securities and Exchange Commission
February 8, 2011

. . ..

A gathering subsidiary of XTO Energy operates a 300-mile gathering system and pipeline in the Major County area. The gathering subsidiary and a third-party processor purchase natural gas produced at the wellhead from XTO Energy and other producers in the area under various agreements, most of which were entered into in the 1960’s and 1970’s, and which include life-of-production terms. The gathering subsidiary gathers and transports the gas to a third-party processor, which processes the gas and pays XTO Energy and other producers for at least 50% of the liquids processed based upon a weighted average sales price. After the gas is processed, the gathering subsidiary transports the gas via a residue pipeline to a connection with an interstate pipeline. The gathering subsidiary sells the residue gas to the marketing subsidiary of XTO Energy based upon a weighted average price. The gathering subsidiary pays this price to XTO Energy less a compression and gathering fee of approximately $0.31 per Mcf of residue gas. This gathering fee was previously approved by the Federal Energy Regulatory Commission when the gathering subsidiary was regulated. During 2010, the gathering system collected approximately 10,000 Mcf per day, approximately 50% of which XTO Energy operates. Estimated capacity of the gathering system is 24,000 Mcf per day. The gathering subsidiary also provides contract operating services to properties in Woodward County, collecting approximately 10,000 Mcf per day, for an average fee of approximately $0.05 per Mcf. XTO Energy also sells gas directly to its marketing subsidiary, which then sells the gas to third parties. The price paid to XTO Energy is based upon the weighted average price of several published indices, but does not include a deduction for any marketing fees. The price paid by the marketing affiliate includes a deduction for any transportation fees charged by the third party.

. . ..

XTO Energy markets the gas produced from the Fontenelle Unit and nearby properties under various marketing arrangements. Under the agreement covering the majority of the gas sold, XTO Energy compresses the gas on the lease, transports it off the lease and compresses the gas again prior to entry into the gas plant pipeline. The pipeline transports the gas to the gas plant, where the gas is processed, then redelivered to XTO Energy. The owner of the gas plant and related pipeline charges XTO Energy for operational fuel and processing. In 2010, the fuel charge was 1.89% of the volumes produced and the processing fee was approximately $0.11 per MMBtu. XTO Energy transports and sells this gas directly to the markets based on a spot sales price. The gas not sold under the above arrangement is sold either under a similar arrangement where the fee is approximately $0.17 per MMBtu, or under a contract where XTO Energy directly sells the gas to a third party on the lease at an adjusted index price. Condensate is sold at the lease to an independent third party at market rates.

We believe the above disclosure will provide interested investors with all material terms of the sales contracts, and that filing the contracts themselves as exhibits to the Trust's reports would not provide any meaningful additional information.

In accordance with your request, we hereby acknowledge that:

-	the trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions or would like additional information on these matters.

Very truly yours,

/s/ Nancy G. Willis
Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee